EXHIBIT 99.1

Luis Sanchez de Leon appointed Vice Chairman of Adecco Spain

Cheserex, Switzerland, July 15, 2004: Luis Sanchez de Leon, who as a member of the Group Executive Management team was the Chief Global Sales and Marketing officer, has decided to focus his energies on his homeland of Spain where he will be taking on the non executive role of Vice Chairman of Adecco Spain with immediate effect. Sergio Picarelli, Head of Adecco Operations Central Europe, will directly oversee the Sales, Marketing and Business Development functions on an interim basis until a successor is appointed.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 600,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 70 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized consulting and project management businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marche (12819).

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the time and costs necessary to complete the independent inquiry and the results of that investigation and related governmental inquiries, and the effect of the results of the investigations on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 29, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Additional information is available at the Company's website at www.adecco.com

Enquiries

Adecco mediacentre: +41 1 878 8888